SEC

21004780

SEC FILE NUMBER

8- 45490

SEC
Mail Processing
Section

JUL 28 2021

Washington DC
416

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2020 (MM/DD/YY) AND ENDING 05/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodington & Company

OFFICIAL USE ONLY
31353
FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street Suite 630
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Bodington (415) 391-3280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, Suite 270 Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Elizabeth Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodington & Company, as of May 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

SEE ATTACHED
CALIFORNIA
ALL-PURPOSE ACKNOWLEDGMENT

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Marin

On July 27th, 2021 before me, Javad Forouzeh, a Notary Public, personally appeared Elizabeth S. Collins, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]

Name: Javad Forouzeh
(typed or printed)

JAVAD FOROUZEH
Notary Public - California
Marin County
Commission # 2342840
My Comm. Expires Jan 21, 2025

(Area reserved for official notarial seal)

OPTIONAL

Though the data below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

DESCRIPTION OF THE ATTACHED DOCUMENT

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER

TITLE(S)

- ☐ UNIVERSITY/SCHOOL OFFICER
- ☐ BUSINESS PROPRIETOR/MANAGER
- ☐ GOVERNMENTAL OFFICER/AGENT
- ☐ ATTORNEY
- ☐ TRUSTEE
- ☐ OTHER:

CUSTODIAN IS REPRESENTING:
NAME OF FIRM, SCHOOL, GOVERNMENTAL AGENCY, ETC.

FURTHER DESCRIPTION OF ORIGINAL DOCUMENT

TITLE OR TYPE OF DOCUMENT

NUMBER OF PAGES

DATE OF DOCUMENT

SIGNER(S) OR ISSUING AGENCY

Bodington & Company

Financial Statements

and

Supplemental Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

For the year ended May 31, 2021

with

Reports of Independent Registered Public Accounting Firm

Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Bodington & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bodington & Company (the "Company") as of May 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bodington & Company as of May 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bodington & Company's management. Our responsibility is to express an opinion on Bodington & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bodington & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Bodington & Company's financial statements. The supplemental information is the responsibility of Bodington & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Bodington & Company's auditor since 2019.
Walnut Creek, California
June 18, 2021

Bodington & Company
Statement of Financial Condition
As of May 31, 2021

Assets		
Current assets		
Cash	$	17,793
Accounts receivable		170,893
Prepaid expenses		300
Total current assets		188,986
ASC 842 lease asset		22,097
Total assets	$	211,083
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable	$	1,200
Income taxes payable, deferred		41,000
Total current liabilities		42,200
ASC 842 lease liability		23,848
Total liabilities		66,048
Stockholder's equity		
Common stock, no par value, 100 shares authorized, 15 shares issued and outstanding		45,000
Paid in capital		10,000
Retained earnings		90,035
Total stockholder's equity		145,035
Total liabilities and stockholder's equity	$	211,083

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Statement of Income
For the year ended May 31, 2021

Revenues	
Advisory fees and consulting	$ 436,681
Expenses	
Salaries	90,000
Consultants	63,449
Travel and other	35,177
Rent	29,511
Employee health benefits	21,030
Regulatory compliance and audit	18,226
Retirement plan contribution	20,407
Office supplies and expenses	21,083
Payroll taxes	8,348
Communications and internet	7,556
Insurance	550
Total expenses	315,337
Income before taxes	121,344
Taxes on income	32,850
Net income	$ 88,494

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Statement of Changes in Stockholder's Equity
For the year ended May 31, 2021

	Common stock		Paid in	Retained	Total stockholder's
	Shares	Amount	capital	earnings	equity
Balances, May 31, 2020	15	$ 45,000	$ 10,000	$ 1,541	$ 56,541
Net income	-	-	-	88,494	88,494
Balances, May 31, 2021	15	$ 45,000	$ 10,000	$ 90,035	$ 145,035

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Statement of Cash Flows
For the year ended May 31, 2021

Cash flows from operating activities		
Net income	$	88,494
Adjustments to reconcile net income to net cash used by operating activities		
Deferred income taxes		32,050
Increase in accounts receivable		(126,761)
Decrease in prepaid expenses		3,030
Net cash used by operating activities		(3,187)
Cash flows from financing activities		
ASC lease liability and asset		(1,287)
Net decrease in cash		(4,474)
Cash, May 31, 2020		22,267
Cash, May 31, 2021	$	17,793
Supplemental disclosure		
Cash paid during the year for income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2021

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
The Company follows accounting principles generally accepted in the United States relating to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years ended May 31, 2019 to 2021 are open for examination by the Internal Revenue Service and years May 31, 2018 to 2021 by the California Franchise Tax Board.

Furniture and equipment
Furniture and equipment are recorded at cost. Depreciation was computed using the declining balance method over estimated useful lives of from five to seven years. The Company capitalized individual purchases of $2,500 or more.

Revenues
Advisory fees are recorded as revenue in the period in which the related services are performed (e.g., deal has been closed) in accordance with the applicable agreement. Consulting fees are recorded at the time the service is completed, has fulfilled its performance obligations to the client, and to the extent management is confident of their collectability.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expenses were insignificant for the year ended May 31, 2021.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2021

Note 2 - Income taxes

The provision for income taxes is as follows for the year ended May 31, 2021:

Current	
State	$ 800
Federal	-
	800
Deferred	
State	12,000
Federal	20,050
	32,050
Total	$ 32,850

The Company files its income tax returns using the cash method of accounting. The Company's deferred tax liability results principally from its accrual to cash temporary differences that total $162,936 at May 31, 2021.

At May 31, 2021, the Company had federal and California net operating loss carryforwards of $26,823 that were used to reduce its deferred tax liability. The loss carryforwards expire in various years from 2026 to 2040.

Note 3 - Lease obligation

The Company occupies its office facility under an operating lease that provides for monthly rental payments through April 2022. The future minimum payments for the year ending May 31, 2022 are $26,726.

Rent expense for the year ended May 31, 2021 was $29,511 and included certain operating charges passed through to the Company by the lessor.

In accordance with ASU 2016-02 (Topic 842), the Company has recognized a right-to-use asset of $22,097 and lease liability of $23,848 as of May 31, 2021.

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2021

Note 4 - Profit-sharing plan

The Company has a profit-sharing plan for the benefit of its employee. Contributions to the plan are determined annually subject to certain maximum amounts allowable under the Internal Revenue Code. Contributions of $18,000 were made to the plan for the year ended May 31, 2021. Annual contributions are at the discretion of the Company Board of Directors.

Note 5 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6.67% of aggregate indebtedness, as defined under the Rule.

As of May 31, 2021, the Company had net capital, as defined under the Rule, of $14,842 which exceeded the minimum requirement of $5,000 by $9,842. The Company's aggregate indebtedness, as defined under the Rule, was 19.9% of its net capital.

Note 6 - Concentrations

Revenue from contracts with three entities comprised 93% of total revenues for the year ended May 31, 2021. At May 31, 2021, accounts receivable was due from two entities.

Note 7 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the date of this filing. Management concluded that no material subsequent events have occurred since May 31, 2021 that required recognition or disclosure in these financial statements.

Note 8 – Commitments and contingencies

The Company is unaware of any material commitments or contingencies as of May 31, 2021 and through the date of this report.

Supplemental Information required by
Rule 17a-5 under the
Securities Exchange Act of 1934

Bodington & Company
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
May 31, 2021

Net capital	
Total stockholder's equity	$ 145,035
Non-allowable assets -	
Accounts receivable	(170,893)
Prepaid expenses	(300)
ASC 842 lease asset	(22,097)
Other credits -	
ASC 842 lease liability	22,097
Deferred taxes	41,000
Net capital	$ 14,842
Total aggregate indebtedness	$ 2,951
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 197
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 9,842
Net capital less the greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement of reporting broker	$ 8,842
Percentage of aggregate indebtedness to net capital	19.9%

Bodington & Company
Reconciliation Pursuant to Rule 17a-5(d)(4)
May 31, 2021

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of May 31, 2021)

Net capital from the Company's unaudited Part IIA FOCUS Report filing	$ 13,842
Adjustment to income taxes payable, deferred	1,000
Net capital reported herein	$ 14,842

Aggregate indebtedness from the Company's unaudited Part IIA FOCUS Report filing	$ 3,951
Adjustment to income taxes payable, deferred	(1,000)
Aggregate indebtedness reported herein	$ 2,951

Bodington & Company
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Bodington & Company
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2021

A supplementary report pursuant to Rule 17a- 5(d)(2)(i)and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

June 7, 2021

Bodington & Company (the Company) is a limited broker-dealer, offering investment banking services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of ~240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k(2)(i), which is noted below.

(k) Exemptions
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Bodington&Company."

The nature of the business of the Company qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the recent fiscal year end without exception.

Sincerely,

Elizabeth Collins
FINOP

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Bodington & Company

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) Bodington & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bodington & Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Bodington & Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Bodington & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bodington & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
June 18, 2021